

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 25, 2017

Frank Zhigang Zhao
Chief Financial Officer
JMU Limited
North Guoquan Road 1688 Long
No. 75, Building A8, 6F
Yangpu District, Shanghai, People's Republic of China

> **Re:** **JMU Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 26, 2017**
> **File No. 001-36896**

Dear Mr. Zhao:

We issued comments to you on the above captioned filing on July 11, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 7, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Rebekah Lindsey, Staff Accountant at 202-551-3303 if you have any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Will H. Cai, Skadden, Arps, Slate, Meagher & Flom LLP